UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No 1
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Pre-Paid Legal Services, Inc.
(Name of Subject Company (Issuer))

Pre-Paid Legal Services, Inc.
(Name of Filing Person, the Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

740065 107
(CUSIP Number of Class of Securities)

Randy Harp
Chief Operating Officer
Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820
(580) 436-1234
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of filing person)

with a copy to:
Michael M. Stewart, Esq.
Crowe & Dunlevy, A Professional Corporation
20 North Broadway, Suite 1800
Oklahoma City, OK 73102
(405) 235-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$35,000,000.00	$7,000.00

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 of common stock of Pre-Paid Legal Services, Inc. at the maximum tender offer purchase price of $26.00 per share in cash.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,000.00
Form or Registration Number: Schedule TO
Filing Party: Pre-Paid Legal Services, Inc.

Date Filed: July 5, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 5, 2006 (the “Schedule TO”) by Pre-Paid Legal Services, Inc (the “Company” or “PPLS”) relating to the offer of PPLS to purchase up to 1,000,000 shares of its common stock, at a price of $35.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 5, 2006, (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet” in the Offer to Purchase is amended on page 4 in the answer to the question “How will I be notified if PPLS extends the offer?” to amend the reference to the time of the press release to “9:00 a.m. Eastern time” rather than “10:00 a.m., New York City time”.

Item 4.	Terms of the Transaction.

Section 15 of the Offer to Purchase “Extension of the Tender Period; Termination; Amendments” is amended in the next to the last sentence of the first paragraph of such section to change the time reference from “Central time” to “Eastern time”.

Item 10.	Financial Statements.

Item 10 of the Schedule TO is amended to read in its entirety as follows:

(a)-(b) Not applicable. The tender offer is not subject to any financing condition and the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. However, the offeror has elected to provide certain pro forma financial information in

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2006

PRE-PAID LEGAL SERVICES, INC.

By:	/s/ Steve Williamson
Steve Williamson, Chief Financial Officer